Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Friday, April 21, 2006

Meeting with BellSouth employees:

ED WHITACRE

DUANE ACKERMAN

DUANE ACKERMAN:   Well, good morning.  I know you’ve seen that safe harbor statement on the lead-in now twice, so you have to be ready for a quiz on that brief part.  So, thank you for being here this morning.  Thank you, those that are here in the auditorium, those that are in the overflow room.  In addition to that, those that will join us later on the web or on the BTN broadcast.  We’re delighted to be able to spend a few minutes with you this morning.

In spite of the newspaper’s treatment, I want you to know that everything is alive and well.  If you looked at the first part of the week, Cingular reported a good quarter, good earnings.  BellSouth, the investors were quite happy with BellSouth’s quarter yesterday, much happier than the look we saw from the Wall Street Journal this morning.  They just happened to omit all of the Cingular results that were in that pot.  But, bottom line, the state of the business is good.

And, Ed Whitacre and I know that we’ve caused a little distraction around here.  I want to take the opportunity to thank you for the job that you’re doing, the job that you’ve done here in the first quarter, your ability to remain focused on customers,  and getting your responsibility and execute on the goals and objectives that you have.  I’m very pleased about that, and I really want to thank you.

I spent a little time last week down in New Orleans, looking at some of the problems with Rod that we still have down there.  And, again, I think it was so clear that the people are focused on the job at hand, the customers, and I think to be able to continue to do that with some of the distractions that are going on is exemplary, and I thank you for it.

Ed Whitacre was going to be in town yesterday and today.  He said that he would like to come by and say hello to the employees.  I’m just delighted to be able to introduce him here this morning.  I’ve known him for a long time.  I really want you to be able to get to know him the way I know him.  Ed was born in Ennis, Texas, a small little town of about four thousand people.  He grew up in a blue-collar family.  His dad worked for the railroad.  He started as a lineman in SBC.  And, he’s lived the American dream.

He’s been the chairman and CEO at AT&T, but he started there at SBC, for 17 years.  That itself is a real mark in a world where the tenures of CEOs are getting shorter and shorter.

Ed and I believe passionately in what has been put together here.  I’m delighted to be able to introduce him to you and turn the podium over to Ed Whitacre.

ED WHITACRE:  Good morning, BellSouth.  It’s nice to be here this morning and it’s nice to see all of you.  Since I was here, I thought you should see what I looked like, and I was curious to see what you looked like, too.  You look normal.  I hope I do.  I’m going to try to be.  I won’t lie to you, I’m a little nervous this morning.  It is a little nerve-wracking when you come to see the employees of a company you’re about to merge with, you want to say the right thing, you want to make a good impression.  I want you to like me — ‘cause I like you, I can already tell, I like you a lot, so we’re going to get along just fine, I think.  We’re all from the same part of the country, we probably have similar cultures, our companies are alike.

And you’re very fortunate to have a leader like Duane Ackerman who’s done a terrific job with BellSouth for a long time.  You guys just have great performances.  So, Duane, my hat is off to you and your management team and to all of you who make it happen.

We’re always chasing you, it seems like, on every measurement.  Sometimes we catch you.  Then I’m the first to call Duane and say, “What happened to you?”  We have known each other a long time.  He’s a terrific guy.

It’s a great merger we’ve put together.  I believe that.  I believe that with all my heart.  It’s a merger that’s going to give us some things that we need.  Even though we don’t like the world changing as fast as it does, it changes, and you and I can’t stop that, so we have to adapt and do that, too, I believe.

If you think about what we’ve done here, you heard all the statistics, but what we’ve really done is put two great assets together.  That’s the people of BellSouth, the people of AT&T, to do the job for the customer and the stockholder going forward.

It will be nice to have all of Cingular in one place so we can offer that as a bundle to all our customers nationwide.  That will be nice to do, don’t you think?  It will be real good to do.

We’re going to have a lot bigger broadband footprint because you have a lot of broadband, we have a lot of broadband, and we’re going to run TV over that.  Since the TV companies are taking — the cable companies are taking a lot of our customers, I think they need a little competition on the cable side, don’t you?  Let ‘em see what that’s like.  So we look forward to getting into that business.  That will be fun.

If you think about AT&T and BellSouth, you have a lot of business customers.  We do, too.  We have them worldwide.  This opens up a whole new area for us in the enterprise business markets.  We have a great deal of consumers.  We I think are all oriented to the same thing, and that’s to give good customer service, make this a good place to work.

I promise you that AT&T is a good place to work.  It’s a company that cares about its employees.  I want you to know that first and foremost before you know anything.  So if you don’t remember anything today, remember it’s a company that cares about the people that work for it, and cares a great deal.

I don’t want this to be too serious today.  I do, but I don’t.  Y’all lighten up a little bit.  Help me out up here.  I’m on the spot here, right?  I want to talk about anything you want to.  I think what we’ve put together here has a chance - I know it - it will be the largest telecom company in the world.  You think about it, we have it all.  We’ll have voice, we’ll have long distance, we’ll have broadband, we’ll have wireless, we’ll have TV, we’ll have everything that a customer could possibly want.  We have the best people.  We ought to be a very powerful force.  I firmly believe the United States needs a global leader in telecom.  That’s what this will be.

It will be fun to be part of it.  It will be fun to work together.  It will be exciting.  There will be a lot of opportunities.  I think we can all look forward to it.  It’s going to be terrific.

I can talk all day.  I really could, if you wanted me to.  But you probably don’t.  You probably have some things that you want to ask me about.  So anything’s fair game this morning.  I’ll be happy to talk about it if I can.  I’m not the smartest guy in the world.  There’s a lot of stuff I don’t know.  But I’ll be happy to talk about this.

Really, we had all our management people in AT&T together last week, middle level, management and above, about four thousand of us.  The one thing they asked me to do was to tell you that they’re really looking forward to getting to know you, and they think we’ll be terrific together.

With that, you have a question.

Q.  I want to start off with a question on everyone’s mind.  With BellSouth, Cingular, and AT&T all being major employers in Atlanta and throughout the southeast, how do you foresee the consolidation of jobs affecting the local economy, and how will it be decided who stays and who goes?

ED WHITACRE:  I really didn’t think that would be on anybody’s mind.  I really didn’t think I’d get that question (laughter).

Well, I think it might take me a few sentences to answer that, okay?  I don’t have all the answers, I’ll tell you up front.

But, of course, Cingular is pretty much unaffected because Cingular is going to stay here.  It’s going to stay here in its entirety.  Nothing will change except the name of Cingular.  I’m sure you guessed that by now.  It will become AT&T.  So that doesn’t change much.

In terms of the other, if you look at our business and what we’re trying to do, are we in the TV business yet?  No.  You think there’s some jobs in this TV business if we’re successful?  I think there’s a lot, don’t you?  I think it’s in marketing, I think it’s in sales, I think it’s in network, I think it’s a lot of places.  So we’re on the cusp of probably growing a lot of jobs in part of our segment.

Sure, we’re going to consolidate some and we’re going to consolidate.  Our business is not one where you can install telephones from San Antonio, Houston, Dallas or Atlanta, you got to be on the ground where it happens.  So there’s not going to be a whole lot of movement in those kind of positions.  In fact, there’s not going to be a whole lot of movement, period, in this deal.

What it is going to do, though, is let us consolidate what we have now, four networks.  BellSouth has a network.  Old SBC has a network.  AT&T has a network, and Cingular has a network.  One network is better than four.  One network is more efficient.  One network can provide the customers what we need to do, and do it quicker.  It’s more nimble.  We’re going to put those networks together over time.

Total movement.  You know, I looked before I came, I think about 1200 people a month leave AT&T now just for retiring or just attrition.  That’s a lot of people.  That’s 14,000 people a year, 15,000 people a year, that mostly have to be replaced.

I don’t want you to be nervous about what’s going to happen to my job or what’s going to happen.  Sure, some things are going to move.  Some things will change.  We may move things from San Antonio here.  We’re not that far along.  We can’t be that far along because we have to get approval for this.  We can’t cross that line.

But I really think, I truly believe that not much will happen in terms of movement when you consider the whole thing.  Sure, some like finance, maybe some marketing, maybe some advertising, public relations, some of that will move.  Network, pretty much unaffected.  Try to put it all together.

If I had specifics, I’d be happy to give them to you, but I don’t have any specifics.  But it is a time of change.  I told you a while ago, I will say it again, it’s a company that cares about you.  We will do the right thing for you, to you, however you look at it.  We’ll do the right thing.  I don’t really think the movement is as big as people think.  In fact, I’m sure it’s not.  Hasn’t been when we bought Pacific.  Hasn’t been when we bought Ameritech.  Hasn’t been when we bought AT&T or any of the other acquisitions we’ve done.

This is a good transaction.  This gives America a company that operates globally, lets us give our customers everything they want, gives us the scale we need to do this.  So we all pitch in and work together at this, this will be one great company, and very few people will be affected.

How is that for an answer?  Sorry I can’t give you numbers.  Just can’t do that yet.

Q.  Good Morning.  The Cingular brand has been very successful, especially with the younger target market.  Why was the decision made to eliminate the Cingular brand?

ED WHITACRE:  Oh, I could give you a lot of statistics.  But I guess the bottom line is we own ‘em and I like AT&T.  About all I can say about that.  I like that logo up there.  I think it looks good.  I think you go to your customers, you don’t say, “Oh, incidentally, we handle Cingular.”  I don’t think you do that.  There have been a lot of suggestions.  We call it AT&T Cingular, Cingular AT&T, just Cingular, just AT&T, or whatever.  But I really think AT&T is a great brand name, a little tarnished over the last few years, but it’s worldwide and it’s known by everybody.  It’s still pretty good.  It’s going to be a lot better.  We’re spending lots of money bringing the brand name back.

I just believe it works better with one name, one name.

Q.  What can we expect from you as the leader of our prospective new present company?

ED WHITACRE:  I think I’m an ordinary guy that’s worked at AT&T a long time.  I still have trouble calling it AT&T.  I mess up once or twice a week and call it SBC.  I’ve been around a long time, you know 43 years is a long time.  I’ve been with the company a long time.  Been chairman a long time.  Have enjoyed it, love to work with people, like to see us reach our potential, which I know we can.

You know, I’m just me.  I don’t know how to answer that, what you can expect differently.  I like for us to do things good for our customers because if you don’t have customers, you don’t have much chance, right?  This is not complicated stuff.  If you don’t have a customer, you don’t have any money.  If you don’t have any money, you don’t get paid and I don’t get paid.  It doesn’t work very well without customers.  I think we should do a good job for them.  I think we should treat our employees like you and I want to be treated.  If there’s one thing I believe, it’s that:  treat other people like you want to be treated.  I think we should do good for our stockholders.

You’ve had great leadership.  You have great leadership.  A lot of that leadership, I hope all of that leadership, stays and works with the new AT&T because we need it.  We’re about to get in a lot of businesses we’re not in.

TV, being one of them.  I mean, this is a big deal.  We’re talking about 18 million houses passed in AT&T and probably another 10 or 12 here.  That’s 30 million people.  We got to go sell ‘em TV.  This is a big deal ahead of us.  We got a lot of big deals ahead of us.  We got to go get the big business customers, not just in the United States, but around the world, because there is a lot of potential there.

I think we all work together and we’ll do our best at providing direction.  But, you know, this is not about me, and it’s not about the leadership here.  It’s about all of us working together.  This really is a people business.  If we all work together, we’ll be a huge success.  It’s not about anything but people, and you’re our greatest asset, working together.  We got some exciting places to go.  This is not going to be dull.  This is going to be fun.  Going to be a lot of opportunity with this.  This is going to be fun stuff.

Q.  How soon after the merger is completed will BellSouth employees begin to find out whether they have employment or not at AT&T?

ED WHITACRE:  Real quick.  What we do and what we’re going to do with BellSouth this time is we have a team that’s under our officer Jim Callaway, you have one under Barry Boniface.  They’re going to work together, to the extent we can, to figure out in advance, before we finish, before we close, pretty much who goes where, what organizations will move, which ones won’t, and then immediately after close, it’s our intent to tell everybody real quick what happens.

But, again, don’t overplay that because this is a big company, we’re a service business.  There will be some movement.  It’s not huge.  In fact, it’s quite small when you look at the total.  We’re not buying BellSouth for its name.  We’re buying it because of you.  The management team, the employee team makes a company.  Everybody’s got the same technology.  You can go buy that from anybody.  All our competitors are using the same equipment we are.  Buy most anything except the people.  The people are what makes the difference.  We’ve always I think been a cut above our competitors.  Two cuts in some places.

We want everybody to stay, okay.  Do you like me or not (laughter)?

Q.  I spent some time with another company that is now part of AT&T.  Will there be any consideration, after a period of time, of being able to bridge that time that one had, the time as far as the rule is 75 or other items that can be very beneficial?

ED WHITACRE:  We’ve made several acquisitions, Pacific, Ameritech.  It’s really kind of been all over the map.  At Pacific, most of the people, officers I’m talking about, leadership team, stayed.  Ameritech, they all left.  AT&T, most stayed.  Those people have done very well in our company.

To the question of bridging service, that’s a question you have to get to after you do this to see how you differ from us at this point in time.  But we have done that in the past.  Some we have not.  We have, we haven’t.  There is no hard and fast rule.  It’s something you have to consider based on what you do now, what we do now, and how those two mesh together.

But, again, it goes back to we will treat you right.  I promise you that.  We will treat you like you want to be treated.  I think you’ll do the same for us.  We’ll figure that out.  But I can’t answer that today.

Q.  BellSouth has a history in this community for being a leader in terms of community service, civic leadership.  With the merger, I’m interested in knowing what is going to be the strategy going forward?  Will we maintain that dominant presence in leadership status?

ED WHITACRE:  You bet.  That’s a very good question.  You bet.  I had the pleasure of having dinner with the governor last night, with Duane, the mayor this morning, and remade that commitment.  You’ll find the two companies very closely aligned, not only the way we’re organized, but the way we look at community service, our involvement in the communities, our contributions, everything we do in a community basis.  I think you’ll like what we do a lot.  I don’t think there’s one bit of change, none.

‘Morning.

Q.  Good Morning.  Welcome to Atlanta.

ED WHITACRE:  Thank you.  A lot of Peachtree Streets here.  We drove for 45 minutes last night and never got off of Peachtree.  We kept making a lot of turns, too.  Must be easy to get lost here.  Is it?

Q.  What changes can we expect as a regional operating division rather than an independent publicly-traded company?

ED WHITACRE:  Ask me that again.  I notice you got it written down.

Q.  What changes can we expect, as we are an operating division of AT&T, versus a publicly traded company?

ED WHITACRE:  Probably not much.  Tell you what we do.  We have several regions.  We treat California as a region, the old Ameritech company as a region, old Southwestern Bell as a region, pretty much autonomous.  We have somebody in charge of the operations, we also have a state president in charge of external affairs and legislative.  I think we’re organized just about the same that you are.  I don’t think there would be any changes.  We’ll have a regional company.  It will be headquartered in Atlanta.  It will take care of the nine states of BellSouth.  We’ll have management that will have autonomy and responsible for the results there.  Operationally, probably not any different.

We sort of have the philosophy, you can’t run Georgia from San Antonio.  You can’t run Los Angeles from San Antonio.  You have to be local.  It will be great to have the same products and be offering lots of new things for our customers, and from that standpoint it should be really good, really good.

We’re in an exciting business.  Y’all know that, don’t you?  It could be dull.  It’s exciting.

Q.  Good morning, Mr. Whitacre, my name is Vicki Morrow and my question is: do we still expect that the closure of this merger will take place probably early 2007 or is there a reason to think things are moving faster?

ED WHITACRE:  There’s a reason to think it’s gonna be faster.

Q.  Can you project a new time frame for us?

ED WHITACRE:  The FCC’s 180-day clock started yesterday.  That’s six months.  That puts it mid October.  There are a lot of people who are optimistic we can get it done before that.

I guess the bottom line is, nobody knows.  Some people think elections will get in the way.  Some think it won’t make any difference.  I think nobody knows.  We certainly hope it gets done before 2007.  I think a lot of us are hopeful it will be done this fall.  I know we’re hopeful of that.

Q.  A lot of major American corporations have had to commit to outsourcing to stay competitive.  What is the strategy that AT&T is taking in terms of outsourcing with the eye towards remaining competitive globally?

ED WHITACRE:  Well, you can’t outsource an installation or repair job or a complex circuit arrangement through a lot of offices.  There are some things in our business that just can’t be outsourced.  You wouldn’t want to do that, you’d want to hold that in close.

Having said that, you’ve probably outsourced some, and we have, too, for various reasons.  If we all had our druthers, we wouldn’t outsource anything.  We just wouldn’t do that.  Wouldn’t do it outsourcing in this country or to a foreign country.  But having said that, we are outsourcing some stuff like software development.  We’ve tried DSL Tier I, we call it, when somebody has trouble with DSL.  But as a general rule, it’s better to do things inside your own company than it is outsourcing.  We’ll do our best there, but we gotta be efficient, too.  There isn’t any good one answer that covers all.

Q.  Talk about San Antonio.

ED WHITACRE:  You’re going to have to change ‘barbecue’ for ‘burritos’ (laughter).  It’s a city of a million and a half people roughly.  It’s in the southwest part of Texas.  It’s about a thousand miles from here — air miles from here.  It’s hotter than blazes there right now.  We haven’t had any rain since last May.  It’s a nice town.  It’s about 55% Hispanic.  It’s a very nice mix.  The city is growing like Atlanta, growing like crazy.  It’s a great market for AT&T.

The community likes us.  You’ll enjoy visiting there.  It’s a good place, as is Atlanta.  We found out this morning Atlanta is growing 350 people a day.  Did you know that?  Saw most of them on the streets this morning.  They were lost.  They were lost.  Y’all do have some traffic here, don’t you?

Q.  Good morning and again thank you for coming.  From the perspective of AT&T, what do you see in BellSouth that we do well?  What is very attractive about us?  Obviously, we think we’re very good.

ED WHITACRE:  You are very good.  There are a lot of things attractive, if you look beyond what’s obviously most attractive to us is you.  You don’t just go out and hire somebody like you and run a communications company.  You’re the great asset that makes this run.  Beyond that, you have good networks.  You’ve been progressive.  You have a lot of fiber out there.  You’re in fast-growing states.  That’s a good thing.  It’s not good in South Dakota, but it’s good in Florida and Georgia.  And so, you have growth.  You have very capable people.  You have a modern network.  You have modern systems.  You do a lot of things very well.  In fact, you lead all of us.  We still benchmark ourselves against each other.  You’re ahead of us in a lot of places.  That has to be attractive.

Those good results only come from one place, though, and that’s the people that work for the company.  They don’t come from the equipment, they don’t come from the trucks, they don’t come from the buildings.  It comes from the people that work there.  That’s very attractive.

I think what is a very exciting business and a very exciting future, we need that to make this thing work like it can work.  This can work, Duane and I agree, this can be the world’s greatest company.  I think that’s his vision and mine, a great place to work for people and one that can do great for customers.  You have all those assets.  We got a lot of scale.  It’s good.

Q.  Good morning, you’ve talked a lot about brand and community development as well as the global network.  I was wondering how AT&T plans to implement community and brand development initiatives internationally?

ED WHITACRE:  You know, we have three thousand people in Europe.  Did you know that?  I didn’t either.  I went over there and saw for myself.  Sure enough, we do.  They’re scattered.  There’s 200 in the Netherlands, 150 in Germany, 200 in London.  We have people in Southeast Asia, Asia.  We don’t spend any money over there advertising as an example.  If I’m answering your question.

But, boy, we have a great opportunity.  It’s one of AT&T’s fastest growing pieces of business.  We’re going to jump in there with advertising dollars and do things a little bit differently and get the international exposure because, boy, we have a great opportunity and a great name over there.  We’re just now getting involved in that.

Somebody has to figure that out.  You want to volunteer?  (laughter) Well, see me after this meeting.  We really haven’t even started on that.  But it is something we need to do, I agree.

Q.  Ed, I was just going to ask, you closed your AT&T acquisition five, six months ago.

ED WHITACRE:  November.

Q.  Generally pleased with what you found there when you merged the two companies together?

ED WHITACRE:  Yeah, you always get a few surprises.  We’re far along in integrating AT&T.  You hear these things.  Cultures are different.  This doesn’t work.  Fits like a hand in a glove so far.  That doesn’t mean it hasn’t had a few bumps.  The AT&T integration has gone very well.  We put all of our enterprise business, big business, under AT&T’s old system, for example.  They put their consumer under the old SBC system.  It’s gone very well.  Attitudes have been good.  We’ve made a lot of progress.  It’s just gone really well.  Not many bumps.

Listen, it’s nice to see all of you.  I hope I made a good impression.  You’re very nice to say that.  This is really going to be terrific.  We’re going to get along just great.  It’s going to be a great company.  We really look forward to this thing getting done.  I look forward to getting to know you.  We have a great opportunity.  This is a wonderful thing to do.

Again, I want to thank Duane for letting me come down and for his leadership of this company.  I look forward to seeing all of you.  It’s going to be exciting and fun and terrific.  We’re going to do great things.  Thank you.

DUANE ACKERMAN:  Ed, thank you very much.  I want to thank all of you for joining us.  We’ll call this meeting to a close.  Good day.

In addition to historical information, this document may contain forward-looking statements regarding the proposed merger with AT&T.  Factors that could prevent or delay completion of the proposed merger with AT&T, could affect the future results of the merged company and could cause the merged company’s actual results to differ from those expressed in the forward-looking statements include: (i) our and AT&T’s ability to obtain governmental approvals of the proposed merger on the proposed terms and contemplated schedule; (ii) the failure of AT&T shareholders to approve the issuance of AT&T common shares in the merger or the failure of our shareholders to approve the merger; (iii) the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; (iv) the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC, may not be fully realized or may take longer to realize than expected; (v) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and (vi) those factors contained in the preliminary proxy statement relating to the proposed merger filed with the SEC.

NOTE: In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site ( www.sec.gov ). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site ( www.att.com ) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com ) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.